Exhibit 99.1

THE THOMSON CORPORATION

Management's Discussion and Analysis

The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries. This management's discussion and analysis is dated as of July 27, 2004.

OVERVIEW

Description of Our Business

We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information, which we make more valuable by adding expert analysis, insight and commentary, and couple it with software tools and applications that our customers can use to search, compare, synthesize and communicate the information. To further enhance our customers' workflows, we increasingly deliver real-time information and services electronically, integrate our solutions with our customers' own data, and tailor the delivery of information to meet specific customer needs. As we integrate critical information with analysis, tools and applications, we place greater focus on the ways our customers use our content, rather than simply on selling the content itself.

As a global company, we are affected by the economic conditions and business characteristics of each market in which we operate. The development of our business is also largely driven by our customers' technological, informational and other needs.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate expenses and expenses associated with our stock-related compensation.

2004 Financial Outlook

We expect full-year 2004 revenue growth to be in line with our long-term target of 7% to 9% (excluding the effects of currency translation), compared to the previous outlook of mid-single digit growth. Full-year 2004 revenue growth will continue to be driven by growth from existing businesses and supplemented by acquisitions.

Adjusted EBITDA is expected to show solid growth in the second half. Full-year adjusted EBITDA margin is expected to improve slightly reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

Adjusted earnings in the second half of the year will grow at a lower rate than in the first half due largely to higher depreciation and a higher effective tax rate versus the second half of 2003.

We also expect to continue to generate strong free cash flow in 2004.

Seasonality

We typically derive a greater portion of our operating profit and operating cash flow in the second half of the year as customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets. Costs are incurred more evenly throughout the year. As a result, our operating margins generally increase as the year progresses, though the seasonality of our overall results between the first and second halves has been reducing over the past several years. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight to our performance. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.    We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating the differences that arise between them due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.    Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.    We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and adjusted earnings per common share from continuing operations.    We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

  •
  Net debt.    We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with GAAP. We encourage you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

RESULTS OF OPERATIONS

The following discussion compares our results in the three-month and six-month periods ended June 30, 2004 and 2003 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. Please see the section entitled "Discontinued Operations" for a discussion of these operations. Additionally, our market group results represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations, i.e., disposals. The principal businesses included in disposals were various businesses in our financial market group.

The following table summarizes our consolidated results for the periods indicated.

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars, except per share amounts))	2004	2003	Change	2004	2003	Change

Consolidated Operations
Revenues	1,866	1,713	9%	3,548	3,261	9%
Adjusted EBITDA	468	414	13%	775	662	17%
Adjusted EBITDA margin	25.1%	24.2%		21.8%	20.3%
Operating profit	257	207	24%	354	253	40%
Operating profit margin	13.8%	12.1%		10.0%	7.8%
Net earnings	192	115	67%	229	162	41%
Earnings attributable to common shares	191	110	74%	227	176	29%
Earnings per share attributable to common shares	$0.29	$0.17	71%	$0.35	$0.27	30%

Continuing Operations

Revenues.    For both the three-month and six-month periods ended June 30, 2004, revenues increased 9%. Excluding the impact of foreign currency translation, the increase was 7% for the second quarter and 6% for the six-month period. These increases were due to growth from our existing businesses and, to a slightly lesser extent, contributions from acquisitions. Growth from existing businesses was largely within our legal and regulatory and learning groups, with contributions from our scientific and healthcare group. Revenues from existing businesses for the second quarter increased slightly in our financial group, but remained slightly lower for the six-month period.

In the three-month and six-month periods ended June 30, 2004, products and services delivered electronically accounted for 60% and 63% of our revenues, respectively, unchanged from the comparable prior year periods, and compared to 56% for the year ended December 31, 2003. Because of the seasonality of our learning group, which has a higher percentage of print-based revenues than our other market groups, the percentage of revenues from products and services delivered electronically tends to be higher in the first half of the year. Historically, customer buying-patterns in our learning group have been concentrated in the second half of the year. Therefore, to the extent that revenues in our learning group increase throughout the year, the percentage of revenues from products and services delivered electronically tends to be lower in the second half of the year.

Operating profit.    Operating profit and related margin growth in the three-month and six-month periods ended June 30, 2004 reflected higher revenues and improved operating efficiencies across the corporation with only a marginal contribution from the favorable impact of foreign currency translation. Included in these results for 2004 were insurance recoveries related to September 11, 2001 of $14 million for the second quarter and $19 million for the first six months of the year. Results for the second quarter in 2004 also benefited from an adjustment of $7 million to accrued expenses related to health insurance claims for active employees. See "Corporate and Other" for further discussion of this item. For the second quarter, both the current and prior year periods included an expense associated with our stock appreciation rights, reflecting an increase in the trading price of our common shares, although the expense in 2004 was approximately $2 million lower than that of 2003. The first six months of 2004 included a benefit for stock appreciation rights, compared with an expense in the prior year period, resulting in a favorable variance in 2004 of $5 million. These factors were partially offset by higher pension and other defined benefit plans expense in 2004 of $8 million for the second quarter and $16 million for the first half of the year.

Adjusted EBITDA.    Adjusted EBITDA and its related margin increased for the reasons noted above under "Operating profit."

Net other income. Net other income in 2004 primarily related to the recognition of the second installment of $22 million of the previously announced Skillsoft settlement. There was no net other income for the second quarter in 2003. In the six-month period ended June 30, 2003, other income of $56 million consisted primarily of the gain on the sale of our 20% interest in Bell Globemedia Inc. (BGM). See "Related Party Transactions" for more information about this disposal.

Net interest expense and other financing costs.    Our interest expense and other financing costs in the three months ended June 30, 2004 decreased $11 million to $52 million. In the six-month period, the net expense declined $15 million to $113 million. These decreases in interest expense and other financing costs reflected lower average levels of outstanding net debt and lower interest rates in 2004 compared with 2003. Included in net interest expense and other financing costs in 2004 was a net benefit of $6 million for the second quarter and $4 million for the first six months related to new accounting guidance on derivatives. See the section entitled "Accounting Changes" for more information.

Income taxes.    Income taxes for the three-month and six-month periods ended June 30, 2004 reflected a refinement of the calculation by which we allocate estimated full year income tax expense among interim periods in 2004. See the section entitled

"Accounting Changes" for more information. Because of the seasonality in our businesses, our interim effective tax rates for the second quarter and six-month period in 2004 are not indicative of our estimated effective tax rate for the full year.

Equity in net losses of associates, net of tax.    Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for under the equity method. For the three-month and six-month periods ended June 30, 2004, equity in net losses of associates, net of tax, reflected the improved performance of equity method investees.

Earnings attributable to common shares and earnings per common share.    Earnings attributable to common shares for the three-month and six-month periods ended June 30, 2004 increased due to higher operating profit, as well as a change in our allocation of expected full year income tax expense among interim periods in 2004. The second quarter of 2004 also benefited from the recognition of the Skillsoft settlement noted under "Net other income." Aside from the gain on the sale of BGM also noted under "Net other income," results for 2003 also included a $21 million gain related to the redemption of our Series V preference shares. The gain of $21 million represents a foreign exchange gain of $30 million, less the premium paid on redemption of $6 million, and taxes of $3 million.

The following table presents a summary of our earnings and our earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in both years.

	Three months ended June 30,		Six months ended June 30,
(unaudited) (millions of U.S. dollars, except per common share amounts)	2004	2003	2004	2003

Earnings attributable to common shares	191	110	227	176
Adjustments for one-time items:
Net other income	(29)	—	(29)	(56)
Tax on above item	11	—	11	(1)
Net loss (gain) on redemption of Series V preference shares	—	3	—	(21)
Interim period effective tax rate normalization	(11)	—	(28)	—
Discontinued operations	(12)	(14)	(8)	(22)

Adjusted earnings from continuing operations attributable to common shares	150	99	173	76

Adjusted earnings per common share from continuing operations	$0.23	$0.15	$0.26	$0.12

On a comparable basis, our adjusted earnings from continuing operations for the three-month and six-month periods ended June 30, 2004 increased largely as a result of higher operating profit, stemming from higher revenues and improved operating efficiencies. Results also benefited from an insurance recovery and an accrual adjustment associated with health insurance claims for active employees in the second quarter of 2004 discussed under "Operating profit", as well as lower net interest expense.

Operating Results by Business Segment

See the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of the below non-GAAP financial measures to the most directly comparable GAAP measures.

Thomson Legal & Regulatory

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)	2004	2003	Change	2004	2003	Change

Revenues	833	768	8%	1,607	1,443	11%
Adjusted EBITDA	271	244	11%	479	395	21%
Adjusted EBITDA margin	32.5%	31.8%		29.8%	27.4%
Adjusted operating profit	223	200	12%	383	308	24%
Adjusted operating profit margin	26.8%	26.0%		23.8%	21.3%

In the three-month and six-month periods ended June 30, 2004, revenues for Thomson Legal & Regulatory increased 8% and 11%, respectively. Excluding the impact of foreign currency translation, revenues increased 7% and 9%, respectively. These increases were driven by strong performance by Westlaw and Checkpoint online services, newly acquired businesses, increased trademark searches and FindLaw. Revenue growth for both periods in 2004 was offset, in part, by continued weakness in the news and business information sector. Revenue from print products increased slightly from that of the prior year periods, but is expected to decline for the full year. Growth attributable to acquired businesses was principally from Thomson Elite, a provider of back-office software to law firms acquired in May 2003, and fold-in tax software acquisitions.

North American Westlaw revenue experienced growth in all of its major market segments: law firm, government and corporate. Outside of North America, Westlaw revenues increased particularly in Europe and the Asia-Pacific region. The North American tax and accounting businesses experienced higher revenues, led by the Checkpoint online service and, for the six-month period, higher tax software sales. Finally, FindLaw revenue increased over 50% as a result of continued strong new sales performance and the benefit of an acquisition.

For the three-month and six-month periods ended June 30, 2004, the growth in adjusted EBITDA and adjusted operating profit, along with the corresponding higher margins, resulted from the revenue growth described above, as well as the impact of improved operating efficiencies. Growth in adjusted EBITDA and adjusted operating profit for future periods in 2004 are expected to be tempered by the anticipated decline in print and CD revenue.

Thomson Learning

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)	2004	2003	Change	2004	2003	Change

Revenues	428	397	8%	779	724	8%
Adjusted EBITDA	51	46	11%	35	23	52%
Adjusted EBITDA margin	11.9%	11.6%		4.5%	3.2%
Adjusted operating profit	11	9	22%	(43)	(48)	10%
Adjusted operating profit margin	2.6%	2.3%		nm	nm

nm = Not meaningful.

Thomson Learning's second quarter and six month results are not indicative of its anticipated performance for the full year due to the seasonal nature of the higher education businesses in which a majority of the revenues and profits are realized in the second half of the year.

In the three-month and six-month periods ended June 30, 2004, revenues for Thomson Learning increased 8%. Excluding the impact of foreign currency translation, revenues increased 6% and 5%, respectively. During the three-and six-month periods ended June 30, 2004, Thomson Learning recorded improved revenue performance across the majority of its businesses. In particular, the Academic group's international businesses, driven by increased English language training, exhibited double digit growth, and revenues for the library reference business increased due to electronic product offerings coupled with an improved state funding environment. In the second quarter, the trend for textbook returns compared with that of the prior year improved, though levels remained above that of the prior year for the six-month period. Lifelong Learning's revenues increased due to growth in vocational training and the e-testing government and professional segments.

The increases in adjusted EBITDA, adjusted operating profit and the related margins in the three- and six-month periods related to the increase in revenue, efficiencies realized through restructuring efforts completed in the prior year and the favorable impact of foreign currency translation. The competitive environment and ongoing weakness in the corporate employee training and information technology markets continued to impact the results for businesses in those markets.

Thomson Financial

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)	2004	2003	Change	2004	2003	Change

Revenues	416	375	11%	805	755	7%
Adjusted EBITDA	111	101	10%	212	195	9%
Adjusted EBITDA margin	26.7%	26.9%		26.3%	25.8%
Adjusted operating profit	68	59	15%	126	108	17%
Adjusted operating profit margin	16.3%	15.7%		15.7%	14.3%

In the three-month and six-month periods ended June 30, 2004, revenues for Thomson Financial increased 11% and 7%, respectively. Excluding the impact of foreign currency translation, revenues increased 9% and 4%, respectively. These increases were primarily due to the impact of acquired businesses, including CCBN, Starquote and TradeWeb. Revenues from existing businesses in the United States increased in both periods of 2004 as a result of higher usage and transaction revenues as well as lower cancellations. Thomson ONE workstations increased 13% in the second quarter of 2004, and 30% for the six-month period, due to user migration from legacy products and new client wins. The revenue increases in the United States were offset in both periods by lower revenues from existing businesses in Europe. European market conditions began to exhibit certain positive trends in the first half of 2004, but continued to lag the improvements being exhibited in the United States.

Included in both adjusted EBITDA and adjusted operating profit for the three-month and six-month periods ended June 30, 2004 were insurance recoveries of $14 million and $19 million, respectively, related to September 11, 2001. Excluding these recoveries, adjusted EBITDA, adjusted operating profit, and the related margins decreased in 2004 due to acquisition-related expenses and investments for our online news service and a redundant data center.

Thomson Scientific & Healthcare

	Three months ended June 30,			Six months ended June 30,
(unaudited) (millions of U.S. dollars)	2004	2003	Change	2004	2003	Change

Revenues	200	181	10%	377	350	8%
Adjusted EBITDA	54	46	17%	84	80	5%
Adjusted EBITDA margin	27.0%	25.4%		22.3%	22.9%
Adjusted operating profit	47	37	27%	70	64	9%
Adjusted operating profit margin	23.5%	20.4%		18.6%	18.3%

In the three-month and six-month periods ended June 30, 2004, revenues for Thomson Scientific & Healthcare increased 10% and 8%, respectively. Excluding the impact of foreign currency translation, revenues increased 8% and 5%, respectively. These remaining increases were attributable to higher revenues from existing businesses and contributions from acquired companies, primarily BIOSIS, a provider of databases and services for life sciences research acquired in January 2004. Revenue growth benefited from higher subscription revenues for the Web of Science, Web of Knowledge and MICROMEDEX electronic product portfolio, as well as increased customer spending for healthcare decision support products. Second quarter comparability was impacted by the delayed release of the Diccionario de Especialidades Farmaceuticas, a Mexican drug information product similar to the PDR (Physicians' Desk Reference) in the United States, which was shipped in the first quarter in 2003 but shipped in the second quarter in 2004.

The increases in adjusted EBITDA, adjusted operating profit and the corresponding margins reflected the higher revenue from existing businesses and cost management efforts. For the six-month period in 2004, margin growth was tempered by expenses related to the BIOSIS acquisition, severance related to restructuring activity at Thomson Scientific and the timing of certain costs compared to last year.

Corporate and other

Corporate and other expenses were $22 million for the three-month period ended June 30, 2004, compared with $27 million for that of the prior year. For the six-month period, Corporate and other expenses were $39 million in 2004 and $41 million in 2003. The improvement was primarily due to an adjustment of $7 million to accrued expenses related to health insurance claims for active employees. This adjustment reflected favorable actual claim experience compared with estimated claims. This was partially offset by higher pension and other defined benefit plans expense. As noted below, results for Thomson Media are now reported as discontinued operations and are no longer reflected in Corporate and other.

Discontinued Operations

The following businesses, along with one other small business from Thomson Learning, which was sold in June 2003, are classified as discontinued operations within the consolidated interim financial statements for all periods presented. None of these businesses is or was considered fundamental to our integrated information offerings.

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In February 2004, we sold DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of negotiations at December 31, 2003, an impairment charge relating to goodwill of $62 million before income taxes was recorded in the fourth quarter of 2003. We recorded a post-tax loss of $4 million in the first quarter of 2004 related to the completion of the sale.

In the second quarter of 2004, we sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003 and a charge of $6 million relating to intangible assets was recorded in the first quarter of 2004. We recorded a post-tax gain of $3 million in the second quarter of 2004 related to the completion of the sale.

In June 2004, we announced our intention to sell the Thomson Media group. Thomson Media is a provider of information products focused on the banking, financial services and related technology markets. The results of Thomson Media had previously been reported within our Corporate and other segment. We anticipate completion of the sale by the end of the year.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

At June 30, 2004, our total assets were $18.8 billion, an increase of $82 million from December 31, 2003. The net change primarily reflects additions to identifiable intangible assets and goodwill from recent acquisitions, partially offset by decreases from the sale of businesses and a lower level of accounts receivable due to the seasonality of our business. Our total assets by market group were as follows as of the dates indicated:

	As at June 30, 2004		As at December 31, 2003

(unaudited) (millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets

Thomson Legal & Regulatory	7,285	39%	7,414	40%
Thomson Learning	5,029	27%	5,109	27%
Thomson Financial	3,501	19%	2,915	16%
Thomson Scientific & Healthcare	1,005	5%	995	5%
Corporate and other	1,712	9%	1,752	10%
Discontinued operations	235	1%	500	2%

Total assets	18,767	100%	18,685	100%

The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

(millions of U.S. dollars)	As at June 30, 2004	As at December 31, 2003

Short-term indebtedness	7	87
Current portion of long-term debt	474	484
Long-term debt	4,075	3,684

Total debt	4,556	4,255
Swaps	(155)	(199)

Total debt after swaps	4,401	4,056
Less: cash and cash equivalents	(609)	(683)

Net debt	3,792	3,373

Shareholders' equity	9,218	9,193

Net debt/equity ratio	0.41:1	0.37:1

We completed two long-term debt offerings in the second quarter of 2004. In May 2004, we sold US$250 million of 4.75% global notes due 2010. We entered into an interest rate swap to convert these notes from a fixed interest rate to a floating interest rate. In June 2004, we sold Cdn$250 million of 4.50% notes due 2009. We entered into currency swaps to convert these notes to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

The following table displays the changes in our shareholders' equity for the six months ended June 30, 2004:

(millions of U.S. dollars)

Restated shareholders' equity balance at January 1, 2004	9,193
Earnings attributable to common shares for the six months ended June 30, 2004	227
Additional paid in capital related to stock incentive plans	25
Issuance of common shares under stock incentive plan	3
Dividends paid on common shares	(240)
Increase of cumulative translation gains	10

Shareholders' equity balance at June 30, 2004	9,218

In conjunction with the adoption of new accounting guidance on asset retirement obligations, shareholders' equity was restated from its previously reported amount. See "Accounting Changes" for more information.

At June 30, 2004, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. When recognized, the costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program and the issuance of public debt. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

Operating activities.    Cash provided by our operating activities in the three months ended June 30, 2004 increased $17 million to $344 million compared to $327 million for the comparable period in 2003. The increase was primarily attributable to increased operating profit, which was partially offset by the unfavorable timing of accounts receivable collections and payments for normal operating expenses.

Cash provided by our operating activities in the six months ended June 30, 2004 increased $142 million to $634 million compared to $492 million for the comparable period in 2003. The increase was primarily attributable to increased operating profit.

Investing activities.    Cash used in our investing activities in the three months ended June 30, 2004 increased $328 million to $589 million compared to $261 million in 2003. This increased usage reflected higher spending on acquisitions, which was primarily attributable to our purchase of TradeWeb.

Cash used in our investing activities in the six months ended June 30, 2004 increased $689 million to $813 million compared to $124 million in 2003. This increased usage reflected significantly higher spending on acquisitions and additions to property and equipment, and lower proceeds from disposals as 2003 included the sale of our 20% interest in BGM (see "Related Party Transactions"). The increase was partially offset by proceeds from our sales of DBM and Sheshunoff in 2004 (see "Discontinued Operations").

Acquisition spending in 2004 primarily represented our purchases of TradeWeb, CCBN and BIOSIS. Additions to property and equipment increased due to spending on technology initiatives, primarily at our legal and regulatory and financial groups.

Financing activities.    Cash provided by our financing activities was $305 million for the three months ended June 30, 2004, reflecting the proceeds from two debt issuances (see "Financial Position"). In 2003, cash used in our financing activities of $19 million reflected net borrowings of commercial paper and revolving bank credit facilities, largely offset by the payment for the redemption of our Series V preference shares and dividends.

Cash provided by our financing activities was $105 million for the six months ended June 30, 2004 reflecting the proceeds from our two public debt offerings (see "Financial Position"), offset in part by dividend payments. In 2003, $480 million of cash used included the redemption of our Series V preference shares as well as a special dividend payment.

The following table sets forth our dividend activity for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2004	2003	2004	2003

Regular dividends declared	125	118	246	235
Special dividends declared	—	—	—	279
Dividends reinvested	(3)	(41)	(6)	(89)

Dividends paid	122	77	240	425

The special dividend in 2003 of $279 million related to the sale of our 20% interest in BGM. The decrease in dividends reinvested was because our principal shareholder, The Woodbridge Company Limited, or Woodbridge, discontinued its commitment to participate in our dividend reinvestment plan. See "Related Party Transactions."

Free cash flow.    The following table sets forth a calculation of our free cash flow for the three-month and six-month periods ended June 30, 2004 and 2003:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2004	2003	2004	2003

Net cash provided by operating activities	344	327	634	492
Additions to property and equipment	(154)	(135)	(271)	(221)
Other investing activities	(14)	(16)	(28)	(47)
Dividends paid on preference shares	(1)	(1)	(2)	(7)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(3)

Free cash flow	174	173	331	214

For the three months ended June 30, 2004, free cash flow was consistent with that of the prior year as higher operating profit was offset by the unfavorable timing of accounts receivable collections, payments for normal operating expenses, as well as an increase in additions to property and equipment. The improvement in our free cash flow for the six months ended June 30, 2004 was a result of higher operating profit and the favorable timing of payments for operating expenses. This was partially offset by increased spending on additions to property and equipment for technology initiatives.

Credit facilities and commercial paper program.    We maintain revolving unsecured credit facilities of $1.56 billion and a commercial paper program authorized to issue up to Cdn$1 billion. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. At June 30, 2004, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding	Lines Available

Multi-year	1,040	(62)	—	978
364-day	520	—	—	520

Total	1,560	(62)	—	1,498

Our multi-year and 364-day facilities currently expire in March 2008 and March 2005, respectively. Our facilities are structured such that, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

PENDING ACQUISITION

In June 2004, we reached an agreement to acquire Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information for the scientific, legal and corporate markets. We plan to acquire all of the outstanding common stock of IHI at a price of $28 per share in cash, for an aggregate cost of approximately $441 million, net of cash and investments currently held by IHI. The IHI Board of Directors has unanimously approved the agreement and stockholders owning approximately 40% of IHI's outstanding common stock have agreed to vote in favor of the transaction. The transaction is subject to approval by IHI's stockholders and regulatory authorities and the satisfaction of our customary closing conditions. We anticipate that the transaction will be completed later this year.

RELATED PARTY TRANSACTIONS

As at July 27, 2004, Kenneth R. Thomson, through Woodbridge and its affiliates, controlled approximately 69% of our common shares. Mr. Thomson is a member of our board of directors.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group, a business we sold to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans as well as the defined contribution plan in the United States. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In 2004, we renewed our agreement with Woodbridge that reduces the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third party insurance company. A separate third party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that the company would have paid for commercial insurance.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan (DRIP). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

CRITICAL ACCOUNTING POLICIES

Please refer to the "Critical Accounting Policies" section of the "Management's Discussion and Analysis" in our most recent Annual Information Form, which is contained in our annual report on Form 40-F for the year ended December 31, 2003, for information on accounting policies that we consider critical in preparing our consolidated financial statements. Since the date of that Form 40-F, there have not been any significant changes to these policies, nor have there been any new accounting policies that we would consider critical. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management.

ACCOUNTING CHANGES

Derivatives and Hedging Activity

Effective January 1, 2004, we adopted Accounting Guideline AcG-13, Hedging Relationships, and Emerging Issues Committee (EIC) Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the conditions for applying hedge accounting, including the identification, designation, documentation and effectiveness of hedging relationships. EIC Abstract 128 requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

As a result of the new guidance, certain derivatives previously accounted for as hedges no longer qualify for such treatment under AcG-13. In accordance with AcG-13, the deferred loss on these instruments as of January 1, 2004 of $26 million will be recognized in "Net interest expense and other financing costs" as the hedged items to which these derivatives formerly related are recognized in earnings. The change in the fair value of these derivative instruments subsequent to January 1, 2004 will also be recognized within "Net interest expense and other financing costs". For the three-month and six-month periods ended June 30, 2004, $6 million and $4 million, respectively, of income was recognized within "Net interest expense and other financing costs" relative to this new guidance. The net amount recognized consisted of amortization of the deferred loss incurred prior to January 1, 2004 of $3 million and $5 million for the three-month and six-month periods ended June 30, 2004, respectively, and the recognition of the change in the fair value of these derivatives, which resulted in income of $9 million. The change in the fair value of these derivatives in the first quarter of 2004 was not material.

Asset Retirement Obligations

Effective January 1, 2004, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110, Asset Retirement Obligations, with restatement of our prior periods. The new guidance describes how to recognize and measure obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

Our only asset retirement obligations are obligations to restore leased facilities upon termination of the leases. For the six-month period ended June 30, 2004, we recorded expense of $1 million related to these obligations. The expense for the comparable period in the prior year was $1 million. Details of the restatements made to previously reported results are discussed in Note 4 to our consolidated interim financial statements.

Accounting for Income Taxes in Interim Periods

In the first quarter of 2004, we refined the calculation by which we allocate estimated full year income tax expense among interim periods. Previously, the estimated full year effective tax rate for the consolidated results was applied to the relevant interim period's consolidated pre-tax income. Beginning in 2004, we estimate separate annual effective income tax rates for each taxing jurisdiction and individually apply such rates to the interim period's pre-tax income of each jurisdiction. This change was accounted for as a change in estimate.

Revenue Recognition

Effective January 1, 2004, we must apply the guidance in EIC Abstract 141, Revenue Recognition, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 104, Revenue Recognition. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. Because we have previously applied the provisions of SAB 104, the adoption of EIC Abstract 141 did not impact our consolidated financial statements.

Also effective January 1, 2004 was EIC Abstract 142, Revenue Arrangements with Multiple Deliverables. This Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to U.S. GAAP set forth in Emerging Issues Task Force (EITF) Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables. Because we have previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 did not impact our consolidated financial statements.

Generally Accepted Accounting Principles

Effective for our fiscal year beginning January 1, 2004 was CICA Handbook Section 1100, Generally Accepted Accounting Principles. This Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within Canadian GAAP. This Handbook Section did not impact our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards, of which only one is applicable to our activities. An overview of this standard follows:

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

We have assessed the effects of AcG-15 and do not expect its adoption to have a material impact on our consolidated financial statements.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Changes in Internal Control over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of July 27, 2004, we had outstanding 654,865,286 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

For the Three Months Ended June 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	271	51	111	54	(19)	468	—	468
Less:
Depreciation	(48)	(40)	(43)	(7)	(3)	(141)	—	(141)

Adjusted operating profit	223	11	68	47	(22)	327	—	327
Less:
Amortization	(26)	(17)	(19)	(8)	—	(70)	—	(70)

Operating profit	197	(6)	49	39	(22)	257	—	257

Net other income								29
Net interest expense and other financing costs								(52)
Income taxes								(54)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								180
Earnings from discontinued operations, net of tax								12

Net earnings								192

For the Three Months Ended June 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	244	46	101	46	(24)	413	1	414
Less:
Depreciation	(44)	(37)	(42)	(9)	(3)	(135)	—	(135)

Adjusted operating profit	200	9	59	37	(27)	278	1	279
Less:
Amortization	(25)	(23)	(16)	(8)	—	(72)	—	(72)

Operating profit	175	(14)	43	29	(27)	206	1	207

Net other income								—
Net interest expense and other financing costs								(63)
Income taxes								(38)
Equity in net losses of associates, net of tax								(5)

Earnings from continuing operations								101
Earnings from discontinued operations, net of tax								14

Net earnings								115

For the Six Months Ended June 30, 2004

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	479	35	212	84	(32)	778	(3)	775
Less:
Depreciation	(96)	(78)	(86)	(14)	(7)	(281)	—	(281)

Adjusted operating profit	383	(43)	126	70	(39)	497	(3)	494
Less:
Amortization	(54)	(35)	(36)	(15)	—	(140)	—	(140)

Operating profit	329	(78)	90	55	(39)	357	(3)	354

Net other income								29
Net interest expense and other financing costs								(113)
Income taxes								(48)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								221
Earnings from discontinued operations, net of tax								8

Net earnings								229

For the Six Months Ended June 30, 2003

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total

Adjusted EBITDA	395	23	195	80	(34)	659	3	662
Less:
Depreciation	(87)	(71)	(87)	(16)	(7)	(268)	—	(268)

Adjusted operating profit	308	(48)	108	64	(41)	391	3	394
Less:
Amortization	(49)	(46)	(31)	(15)	—	(141)	—	(141)

Operating profit	259	(94)	77	49	(41)	250	3	253

Net other income								56
Net interest expense and other financing costs								(128)
Income taxes								(32)
Equity in net losses of associates, net of tax								(9)

Earnings from continuing operations								140
Earnings from discontinued operations, net of tax								22

Net earnings								162

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

For the Three Months Ended June 30, 2004

(unaudited)

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total

Adjusted EBITDA	32.5%		11.9%		26.7%		27.0%		25.1%		—	25.1%
Less:
Depreciation	(5.7%	)	(9.3%	)	(10.4%	)	(3.5%	)	(7.6%	)	—	(7.6%	)

Adjusted operating profit	26.8%		2.6%		16.3%		23.5%		17.5%		—	17.5%
Less:
Amortization	(3.2%	)	(4.0%	)	(4.5%	)	(4.0%	)	(3.7%	)	—	(3.7%	)

Operating Profit	23.6%		(1.4%	)	11.8%		19.5%		13.8%		—	13.8%

For the Three Months Ended June 30, 2003

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total

Adjusted EBITDA	31.8%		11.6%		26.9%		25.4%		24.2%		25.0%	24.2%
Less:
Depreciation	(5.8%	)	(9.3%	)	(11.2%	)	(5.0%	)	(7.9%	)	—	(7.9%	)

Adjusted operating profit	26.0%		2.3%		15.7%		20.4%		16.3%		25.0%	16.3%
Less:
Amortization	(3.2%	)	(5.8%	)	(4.2%	)	(4.4%	)	(4.2%	)	—	(4.2%	)

Operating Profit	22.8%		(3.5%	)	11.5%		16.0%		12.1%		25.0%	12.1%

For the Six Months Ended June 30, 2004

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total

Adjusted EBITDA	29.8%		4.5%		26.3%		22.3%		21.9%		(150.0%	)	21.8%
Less:
Depreciation	(6.0%	)	(10.0%	)	(10.6%	)	(3.7%	)	(7.9%	)	—		(7.9%	)

Adjusted operating profit	23.8%		(5.5%	)	15.7%		18.6%		14.0%		(150.0%	)	13.9%
Less:
Amortization	(3.3%	)	(4.5%	)	(4.5%	)	(4.0%	)	(3.9%	)	—		(3.9%	)

Operating Profit	20.5%		(10.0%	)	11.2%		14.6%		10.1%		(150.0%	)	10.0%

For the Six Months Ended June 30, 2003

	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total

Adjusted EBITDA	27.4%		3.2%		25.8%		22.9%		20.3%		27.3%	20.3%
Less:
Depreciation	(6.1%	)	(9.8%	)	(11.5%	)	(4.6%	)	(8.3%	)	—	(8.2%	)

Adjusted operating profit	21.3%		(6.6%	)	14.3%		18.3%		12.0%		27.3%	12.1%
Less:
Amortization	(3.4%	)	(6.4%	)	(4.1%	)	(4.3%	)	(4.3%	)	—	(4.3%	)

Operating Profit	17.9%		(13.0%	)	10.2%		14.0%		7.7%		27.3%	7.8%

        Certain information in this management's discussion and analysis, particularly under the heading "2004 Financial Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility by our customers to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time, including our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.